ROYCE GLOBAL VALUE TRUST, INC.

At the 2015 Annual Meeting of Stockholders held on September 24, 2015, the Fund's stockholders elected three Directors, consisting of:

	Votes For	Votes Withheld
Charles M. Royce	8,639,282	466,513
G. Peter O'Brien David L. Meister	8,635,385 8,576,649	470,410 529,146